As filed with the Securities and Exchange Commission on November 1, 2019

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

(Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934)

(Amendment No. 1)

BlackRock Multi-Sector Opportunities Trust

(Name of Issuer)

BlackRock Multi-Sector Opportunities Trust

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share

(Title of Class of Securities)

09190C104

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Multi-Sector Opportunities Trust

55 East 52nd Street

New York, New York 10055

1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	55 East 52nd Street
New York, New York 10019—6099	New York, New York 10055

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
$10,854,347(a)	$1,408.89(b)
(a)

Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 111,544 common shares of beneficial interest (2.5% of the common shares of beneficial interest outstanding as of September 25, 2019, rounded to the nearest whole share) in the offer based upon a price of $97.31 (the net asset value per share on September 25, 2019).

(b)	Calculated at $129.80 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,408.89	Filing Party: BlackRock Multi-Sector Opportunities Trust
Form or Registration No.: SC-TO-I	Date Filed: October 1, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on October 1, 2019 by BlackRock Multi-Sector Opportunities Trust, a non-diversified, closed-end management investment company organized as a Delaware statutory trust (the “Trust”), in connection with an offer by the Trust (the “Offer”) to repurchase 2.5% of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”), in exchange for cash at a price equal to the net asset value per Share determined as of the close of the regular trading session of the New York Stock Exchange on the day the offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 1, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 p.m. Eastern time, on October 31, 2019.

2.

146,981 Shares of the Trust were validly tendered and not withdrawn prior to the expiration of the Offer, and 111,916 of those Shares were accepted for repurchase by the Trust in accordance with the terms of the Offer.

3.	The Shares were repurchased at a price of $97.54.

Except as specifically provided herein, the information contained in the Statement, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, the Offer to Purchase or the Letter of Transmittal.

The information contained in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 1 in answer to Items 1 through 9 and 11 of the Schedule TO.

Item 10.	Financial Statements

Not applicable.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(ii) Press Release issued on November 1, 2019.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Multi-Sector Opportunities Trust

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: November 1, 2019

Exhibit Index

(a)(5)(ii)	Press release issued on November 1, 2019*

* Filed herewith.